April 26, 2011

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:           Feigeda Electronic Technology, Inc.
File No.:  000-53016

We have read the statements under Item 4.01 of the Current Report on Form 8-K to be filed with the Securities and Exchange Commission on April 26, 2011 and have no basis to agree or disagree.

Due to the matters disclosed under Item 4.02 of the Current Report on Form 8-K to be filed with the Securities and Exchange Commission on April 26, 2011, we can no longer rely on management’s representations as they relate to previously issued financial statements and we can no longer support our opinion related to the financial statements as of December 31, 2009, included in Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2010.

/s/MaloneBailey, LLP
www.malone-bailey.com
Houston, Texas